NEWS RELEASE April 12, 2007 NR 07-15 www.energymetalscorp.com

ENERGY METALS DRILLING RESULTS AND PERMITTING PROGRESS AT MOORE
RANCH PROJECT IN THE POWDER RIVER BASIN OF WYOMING

Vancouver, British Columbia, April 12, 2007: Energy Metals Corporation (TSX:EMC; NYSE Arca: EMU) is pleased to announce the progress of drilling and permitting at its 100%-owned Moore Ranch Uranium Project in Campbell County, Wyoming, 23 miles southwest of Wright. The project is in the Central Powder River Basin Uranium District, the site of significant current and past uranium exploration and production from roll front-type deposits in Tertiary aged sandstones. EMC’s Moore Ranch Project has a 43-101 measured resource of 5.88 million pounds eU3O8 grading 0.10% . Location of the project relative to other EMC Powder River properties is shown on EMC’s website at www.energymetalscorp.com.

Drilling
The first phase of drilling for the Moore Ranch Project in sections 34 and 35 of T42N R75W was completed on December 18, 2006. Two mud rotary drills were utilized to complete 177 drill holes (155 delineation holes, 2 core holes, and 20 cased wells). The delineation drilling was designed to confirm results from historic drilled areas, delineate additional trend length to add to the resource base, delineate deeper roll front trends, and to complete condemnation drilling for the plant site. Drill contractors were moved off the property for a period of stabilization prior to the groundwater pump test which was initiated in January.

Phase One Drilling Program Results
177 holes drilled – 72,900 ft.
                  67 ore (GT*>=0.50), 15 Strong (GT>=0.30), 33 Weak (>=0.10), 62 anomalous

177 holes included:
                                      134 Ore zone delineation holes
                                      10 condemnation holes for plant site – all anomalous
                                      11 delineation holes to deeper target sands – all weakly or anomalously mineralized
                                      20 Baseline/regional pump test wells installed
                                      2 Core holes - 60 ft – 100% recovery

* See below for definition of GT.

Thicknesses of ore-grade intervals averaged 13.7 feet and ore grades averaged 0.078% (eU3O8). The average GT of 96 ore intercepts (GT=>0.50), recorded in the 67 ore holes (some holes with multiple intercepts) was 1.075. There were 35 intercepts showing a GT greater than 1.0 and averaging 17.8’/0.089. The highest GT of 4.12 was associated with an intercept of 15.5 feet grading 0.266% eU3O8.

Results confirmed the earlier drilling with the following better holes within the main ore trend sand:

Hole	Depth	Thickness	Average Grade	GT

4045	194.0	15.5	0.266	4.12
4023	184.5	24.0	0.100	2.40
4054	195.0	23.5	0.094	2.21
4081	202.0	20.5	0.164	3.36
4051 C	184.5	26.5	0.128	3.39
4052 C	194.0	16.5	0.118	1.95

Two core holes were drilled with 60 feet (100%) recovered. Each cored interval was split for assay, and a half sealed, frozen, and retained for future leach testing. Early assay results indicate the uranium mineralization is in equilibrium. Complete assay analysis is ongoing. A second phase of drilling is planned for later this year.

These drill data, along with the recent acquisition of additional historic drill data (NR dated 3-28-07), allow further detailed sub-surface geologic mapping of the individual roll fronts within the primary “70 Sand” system. This mapping will expedite the currently ongoing initial pattern and wellfield design.

Permitting Process

Baseline wells – 20 wells were drilled and installed for baseline groundwater sampling and regional groundwater pump testing. Quarterly baseline water sampling is required for one year prior to permit submittal. The final phase of the groundwater pump test has been completed with Petroteck. Early test results indicate that the hydrologic characteristics of the ore sand are better than originally determined by previous operators.

Soil, Vegetation, Wetland Surveys - Soil unit and vegetation community mapping is almost complete. Sampling plans are in development for soil sampling and vegetation species and cover sampling this spring. Concurrence from the Land Quality Division (LQD) will be obtained on the sampling plans prior to spring activities. Wetland delineation and field work will be completed this spring/summer.

Wildlife Surveys - Bald eagle roost surveys are complete. Winter general mammal surveys were completed. Sage grouse surveys will begin the end of March and raptor surveys will begin in April of 2007.

Radiological Surveys- Surface gamma scanning has been completed for the entire project area. Passive and particulate air monitoring is in place and operational. Soils and vegetation radiological sampling will occur this spring and summer.

Climatology/MILDOS- Baseline climatology work is about 60% complete. MILDOS modeling will be complete Q2 2007. MILDOS modeling is used by the Uranium Recovery Branch staff of the U.S. Nuclear Regulatory Commission (NRC) to perform routine radiological impact and compliance evaluations for various uranium recovery operations. The code is also used by uranium recovery licensees to perform similar evaluations

All baseline studies are on track to be completed by the end of August 2007. Work continues on other portions of the State and NRC License Applications and submittal of the final application is anticipated at the end of October 2007.

Paul Matysek, CEO and President of Energy Metals, noted: “Our field team is making substantial progress in the development and permitting process for Moore Ranch. The baseline studies are firmly on track and we believe that timely submittal of the final application later this year will allow us to achieve our production goals in the Powder River Basin, Wyoming.”

The Moore Ranch Uranium Project was extensively explored from the 1970's through the mid-1980's with the principal exploratory work and drilling completed by Conoco Minerals Corp. Conoco conducted extensive drilling on the lands currently held by EMC, including the delineation of three areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes. The NI 43-101 measured resource of 5.88million pounds eU3O8from material grading 0.10%, is based on a 0.25 GT cutoff and radiometric equivalent uranium grade as measured by the geophysical logs and verified by core drilling and chemical analyses (Source: EMC NI 43-101 Technical Report, 2006).

Definition of GT: GT is short for grade times thickness and is calculated by multiplying eU3O8grade by gamma anomaly thickness as determined from downhole radiometric probing. It is a commonly used measure of mineralization in the uranium industry. Coupled with a minimum grade cutoff, commonly 0.02% eU3O8, and minimum GT for various categories of mineralization, it clearly defines a company's position as to what constitutes ore-bearing material for a particular property. It can also be applied to chemical assay data.

Dr. Art Ettlinger, P.Geo., Chief Geologist for Energy Metals Corporation and a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.comand with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.